ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

[redacted]

02049660

02 SEP -4

SUPPL

10 August 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 5 August 2002, Re: Angkasa Marketing Berhad - Proposed acquisition of 100% equity interest in Silverstone Berhad;

b) General Announcement dated 5 August 2002, Re: Angkasa Marketing Berhad - Proposed disposal of 25,000,000 ordinary shares of RM1.00 each, representing approximately 90.81 of the enlarged share capital of Angkasa Transport Equipment Sdn Bhd by AMB Venture Sdn Bhd to Lion Asiapac Limited;

c) General Announcement dated 5 August 2002, Re: Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercise; and

d) General Announcement dated 5 August 2002, Re: i) Proposed disposal by Angkasa Transport Equipment Sdn. Bhd. of its 50% equity interest in Wuhan Fortune Motor Co. Ltd ("Wuhan Fortune") for a cash consideration of Rmb1 ("Proposed Disposal"); and ii) Proposed settlement of inter-company advances to Wuhan Fortune for a cash consideration of Rmb94.66 million and proposed waiver of the interest on inter-company advances amounting to Rmb70.82 million.

Please contact the undersigned for any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

9/5

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Reference No MM-020805-E2D17

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Mr Tan Kong Han**
* Designation	:	**Senior General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Angkasa Marketing Berhad ("AMB"/ "the Company")
Proposed acquisition of 100% equity interest in Silverstone Berhad ("Silverstone")

* **Contents :-**

On 12 July 2002, AMB announced, *inter alia*, that the Securities Commission ("SC") has approved each of the relevant proposals within the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises of the AMB group of companies ("AMB Group") ("Proposed AMB Scheme"), that required the SC's approval, as proposed by AMB subject to certain revisions and conditions as set out in the aforesaid announcement.

Pursuant to the Proposed AMB Scheme, the AMB Group has proposed to acquire 203,877,500 ordinary shares of RM1.00 each ("Shares") in Silverstone, representing 100% equity interest in Silverstone for a total purchase consideration of RM255.68 million ("Proposed Acquisition of Silverstone").

Silverstone is presently 52.34% collectively held by Amsteel Corporation Berhad ("ACB"), Umatrac Enterprises Sdn Bhd and Posim Berhad (collectively referred to as the "ACB Group"), 6.35% collectively held by Lion Corporation Berhad ("LCB") and Limpahjaya Sdn Bhd (collectively referred to as the "LCB Group"), 15.56% collectively held by Datuk Cheng Yong Kim ("DAC") and parties deemed connected to Tan Sri William H.J. Cheng and DAC (collectively referred to as the "TSWC Group"), and 25.75% held by the other shareholders of Silverstone ("Minority Shareholders").

AMB had previously entered into conditional share sale agreements and supplemental agreements for the proposed acquisition of 74.25% equity interest in Silverstone from the ACB Group, the LCB Group and the TSWC Group collectively. The ACB Group, LCB Group and TSWC Group shall hereafter collectively be referred to as the " Relevant Shareholders".

Following the receipt of the SC's approval, AMB had on 1 August 2002 issued a letter of intent to the Board of Directors of Silverstone setting out AMB's intention to acquire the remaining 25.75% equity interest in Silverstone held by the Minority Shareholders for a total purchase consideration of RM65.83 million (or RM1.254 per Silverstone Share), to be satisfied by the issuance of 65.83 million new ordinary shares of RM1.00 each in AMB (" AMB Shares") at par.

The terms and conditions for AMB's proposed acquisition of 74.25% equity interest in Silverstone from the Relevant Shareholders and the 25.75% equity interest in Silverstone from the Minority Shareholders are the same, save that the new AMB Shares to be issued to the Relevant Shareholders shall be fixed at RM1.05 per AMB Share (at a 5% premium over the par value of the AMB Shares).

RHB Sakura Merchant Bankers Berhad Corp Finance

As announced previously, it is proposed that the Proposed Acquisition of Silverstone shall be implemented by way of a scheme of arrangement under Section 176 of the Companies Act, 1965 ("Proposed Scheme of Arrangement").

A preliminary order has been granted by the High Court of Malaya directing that a meeting be convened for the shareholders of Silverstone ("Court-Convened Meeting") for them to consider and if thought fit, to approve the Proposed Scheme of Arrangement.

For the purpose of the Court-Convened Meeting, the shareholders of Silverstone will be divided into two different classes, namely the Relevant Shareholders and the Minority Shareholders. Each class of the shareholders shall be entitled to vote in respect of their shares at their respective Court-Convened Meetings.

The implementation of the Proposed Scheme of Arrangement is subject to the approval of each class of shareholders of Silverstone by a majority in number representing 75% in value of the Silverstone Shares held by each class of the Silverstone shareholders present and voting, either in person or by proxy, at their respective Court-Convened Meetings and the following:

(i) the Proposed Scheme of Arrangement being sanctioned by the High Court pursuant to Section 176 of the Companies Act, 1965; and

(ii) as the Proposed Acquisition of Silverstone forms an integral part of the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises for the LCB group of companies, ACB group of companies, Lion Land Berhad group of companies, and the AMB Group ("Proposed GWRS"), all other proposals within the Proposed GWRS being unconditional.

Shareholders of AMB and potential investors are requested to refer to the announcements dated 5 July 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002 and 19 July 2002 for further details of the Proposed GWRS (including the Proposed Acquisition of Silverstone) and the other conditions precedent to the implementation of the Proposed GWRS.

This announcement is dated 5 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers Berhad Corp. Finance

Form Version 2.0

General Announcement

Reference No MM-020805-09CB1

	Submitting Merchant Bank (if applicable)	: **RHB Sakura Merchant Bankers Berhad**
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Angkasa Marketing Berhad**
*	Stock name	: **ANGKASA**
*	Stock code	: **5061**
*	Contact person	: **Mr Tan Kong Han**
*	Designation	: **Senior General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Angkasa Marketing Berhad ("AMB"/ "the Company")

Proposed disposal of 25,000,000 ordinary shares of RM1.00 each, representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn Bhd ("ATE") by AMB Venture Sdn Bhd ("AMBV") to Lion Asiapac Limited ("LAP") ("Proposed Disposal")

* **Contents :-**

1. **Introduction**

On 20 November 2001, AMB announced that the disposal consideration for the Proposed Disposal has been revised to SGD37,255,682 (equivalent to approximately RM80.5 million based on an exchange rate of SGD1.00 to RM2.16 as at 31 July 2002), which would be satisfied by the issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP ("LAP Shares") at par together with 149,022,728 free detachable LAP warrants ("LAP Warrants") attached (collectively referred to as "Consideration Securities").

The ATE group of companies comprises Hefei Jianghuai Automotive Co Ltd ("HJ Auto") and Anhui Jianghuai Automotive Chassis Co Ltd ("AJ Auto").

It was previously announced on 11 November 2000 that the Proposed Disposal is also conditional upon, *inter alia*, Anhui Jianghuai Automotive Group Co Ltd ("AJ Group") having obtained the relevant land use rights ("LURs") and property ownership rights certificates ("PORs") in respect of certain assets injected by the AJ Group into HJ Auto and AJ Auto.

2. **Proposed Revision to the Proposed Disposal**

As at the date hereof, the PORs for certain buildings have yet to be transferred by the AJ Group to HJ Auto. The Directors of AMB estimate that the aggregate net book value of the PORs that have not been transferred by AJ Group to HJ Auto amounts to approximately SGD1.075 million (equivalent to approximately RM2.32 million).

To facilitate completion of the Proposed Disposal pending transfer of the said PORs, the Board of Directors announces that AMBV, LAP and Tan Sri William H.J. Cheng have mutually agreed and entered into a supplemental agreement on 5 August 2002 to vary certain terms of the Proposed Disposal (" Proposed Revision") as follows:

i) If the PORs are not transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal, LAP shall be entitled to deposit a portion of the Consideration Securities with an escrow agent to be mutually appointed by AMBV and LAP ("Escrow Agent") to be held in escrow pending transfer of the PORs;

ii) The number of Consideration Securities to be held by the Escrow Agent ("Escrow Securities") shall be determined based on the formula set out below:

Escrow Securities = (A x B) C

Where A	=	the net book value as at 31 December 1999 for those PORs that are not transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal in SGD ("Outstanding PORs")
B	=	25%, being the percentage of equity interest held by AMBV in HJ Auto
C	=	SGD0.25, being the proposed issue price of the LAP Shares

iii) All or part of the Escrow Securities shall be released by the Escrow Agent to AMBV as and when any of the Outstanding PORs shall be transferred by AJ Group to HJ Auto, provided that such transfer shall take place within 1 year from the date of completion of the Proposed Disposal (or such other date as the parties may agree in writing) ("Escrow Period"). After the expiry of the Escrow Period, any balance of the Escrow Securities not released to AMBV, may be disposed of by LAP at its own discretion.

Based on the above formula, the Escrow Securities to be deposited with the Escrow Agent would be approximately 1.075 million LAP Shares with 1.075 million free LAP Warrants attached. AMB shall take all necessary steps and endeavour to procure AJ Group to transfer the Outstanding PORs to HJ Auto within the Escrow Period.

In the event that none of the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period, AMBV would receive approximately 147.95 million LAP Shares with 147.95 million LAP Warrants pursuant to the Proposed Disposal. For illustrative purposes only, AMBV would have an equity interest of 36.5% in the enlarged share capital of LAP after the Proposed Disposal (assuming that all LAP Warrants are not exercised) as opposed to 36.8% before the Proposed Revision.

3. Financial Effects of the Proposed Revision

The Proposed Revision is not expected to have any material impact on the earnings and net tangible assets ("NTA") of the AMB group of companies ("AMB Group") post the Proposed Disposal that were previously announced on 20 November 2001, unless the Outstanding PORs are not transferred by AJ Group to HJ Auto within the Escrow Period.

On the assumption that none of the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period, the Directors of AMB estimate that the potential impact of the non-release of the Escrow Securities to AMBV on the earnings of the AMB Group would be a reduction of RM0.58 million in the earnings of the AMB Group.

Similarly, assuming that none of the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period, the Directors of AMB estimate that the non-release of the Escrow Securities to AMBV would not have any material impact on the proforma consolidated NTA per share of AMB.

Sakura Merchant Bankers Berhad Corp. Finance

4. Approval from the Securities Commission ("SC")

The Directors of AMB announce that, following an application by AMB, the SC has approved the Proposed Disposal and the proposed utilisation of the proceeds arising from the disposal of any of the Consideration Securities for the repayment of AMB Group's borrowings, or after the completion of the proposed debt and corporate restructuring exercise of the AMB Group, to support the redemption of the private debt securities to be issued by the AMB Group.

The SC's said approval is subject to AMB providing a written undertaking to the SC upon the completion of the Proposed Disposal that AMB has fully complied with the relevant requirements of the SC's Policies and Guidelines on Issue/Offer of Securities pertaining to the Proposed Disposal.

All the other key terms and conditions of the Proposed Disposal (as announced on 11 November 2000, 9 January 2001 and 20 November 2001), apart from the aforesaid Proposed Revision, remain unchanged. Shareholders of AMB and potential investors are requested to refer to the series of announcement made on 11 November 2000, 9 January 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002 and 9 May 2002 for further details and other conditions precedent to the Proposed Disposal.

This announcement is dated 5 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Reference No MM-020802-63490

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Mr Tan Kong Han**
* Designation	:	**Senior General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("ACB")
Angkasa Marketing Berhad ("AMB")

Proposed Corporate and Debt Restructuring Exercise

* **Contents :-**

On 12 July 2002, ACB, AMB, Lion Corporation Berhad ("LCB") and Lion Land Berhad ("LLB") (collectively referred to as the "Lion Group") jointly announced, *inter alia*, that the Securities Commission ("SC") has approved each of the relevant proposals within the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises of the Lion Group ("Proposed GWRS"), that required the SC's approval, as proposed by the Lion Group subject to certain revisions and conditions as set out in the aforesaid announcement.

Amongst the various conditions imposed by the SC, the SC had required the results of the Reporting Accountants' review of the profit and cash flow forecasts and projections of the foreign subsidiary and associated companies of ACB and AMB ("Reporting Accountants' Review Results") to be included in the Explanatory Statements and Circular to be despatched to the scheme creditors and shareholders of ACB and AMB respectively.

In this connection, the Directors of ACB and AMB respectively announce that, following an appeal submitted by ACB and AMB to the SC, the SC has granted a waiver to ACB and AMB from the aforesaid requirement to include the Reporting Accountants' Review Results in the Explanatory Statements to be despatched to the scheme creditors of ACB and AMB respectively. Accordingly, the Reporting Accountants' Review Results will only be included in the Circular to be despatched to the shareholders of ACB and AMB respectively.

Shareholders of ACB and AMB and potential investors are requested to refer to the announcements dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002 and 19 July 2002 for further details of the Proposed GWRS.

This announcement is dated 5 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers Berhad Corp Finance

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 05/08/2002 07:14:09 PM
Reference No OS-020805-69112

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BHD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Joseph Soo/Leona Ng**
* Designation	:	**Senior Manager/Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

- **Proposed disposal by Angkasa Transport Equipment Sdn. Bhd. ("ATE"), a wholly-owned subsidiary of AMB Venture Sdn. Bhd. ("AMBV"), which is in turn a wholly-owned subsidiary of Angkasa Marketing Berhad ("AMB"), of 50% equity interest in Wuhan Fortune Motor Co., Ltd. ("Wuhan Fortune") for a cash consideration of Rmb1 ("Proposed Disposal"); and**

- **Proposed settlement of inter-company advances to Wuhan Fortune for a cash consideration of Rmb94.66 million and proposed waiver of the interest on inter-company advances amounting to Rmb70.82 million ("Proposed Settlement")**

(The Proposed Disposal and Proposed Settlement are collectively referred to as "the Proposals")

* **Contents :-**

1. INTRODUCTION

On behalf of the Board of Directors of AMB ("Board"), OSK Securities Berhad ("OSK") wishes to announce that ATE had entered into a sale and purchase agreement with Tri-Ring Group Co. ("Tri-Ring") and Wuhan Fortune Industry Co., Ltd. ("WFI") ("Agreement") for:-

(a) the disposal by ATE of its entire 50% equity interest in Wuhan Fortune to Tri-Ring, for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(b) the settlement of inter-company advances from ATE to Wuhan Fortune ("Inter-company Advances") amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring and the waiver of the interest on the Inter-company Advances to Wuhan Fortune amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

The Agreement was executed on 30 July 2002 and was subject to the approval of the Board, which was obtained on 1 August 2002.

Further details on the Proposals are set out in the ensuing paragraphs.

For the purposes of this announcement, the following exchange rates have been used, which are extracted based on the closing rate on 2 August 2002 *(Source : Bloomberg)*.

Rmb1 : RM0.4591
USD1 : RM3.80

2. THE PROPOSALS

2.1 Proposed Disposal

Pursuant to the Agreement, ATE agrees to dispose of its entire 50% equity interest in Wuhan Fortune, comprising a registered capital of USD6 million (equivalent to RM22.8 million), including the rights, interests and obligations concerned, to Tri-Ring for a cash consideration of Rmb1 (equivalent to approximately RM0.46).

Further details on Wuhan Fortune are disclosed under Section 3 of this announcement.

The registered capital of Wuhan Fortune shall be transferred by ATE to Tri-Ring free from all pledges, liens, charges, mortgage and encumbrances.

Tri-Ring will not be assuming any liabilities of ATE arising from the Proposed Disposal.

The cash consideration for the Proposed Disposal of Rmb1 (equivalent to approximately RM0.46) was arrived at after negotiations on a willing buyer-willing seller basis and after taking into consideration the adjusted unaudited net liabilities of Wuhan Fortune as at 31 May 2002 of Rmb176.94 million (equivalent to approximately RM81.23 million).

2.2 Proposed Settlement

Pursuant to the Agreement, Tri-Ring proposes to settle the Inter-company Advances outstanding as at 31 May 2002 of Rmb167.56 million (equivalent to approximately RM76.93 million), for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million), subject to ATE agreeing to waive the accrued interest on the Inter-company Advances as at 31 May 2002 amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

The cash consideration for the Proposed Settlement of Rmb94.66 million was arrived at after negotiations on a willing buyer-willing seller basis and after taking into consideration the adjusted unaudited net liabilities of Wuhan Fortune as at 31 May 2002 of Rmb176.94 million (equivalent to approximately RM81.23 million).

2.3 Consideration for the Proposed Settlement

The total cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) for the Proposed Settlement shall be payable by Tri-Ring in the manner as set out in **Table I.**

No interest will be paid by Tri-Ring in respect of the deferred payments to be made to ATE for the Proposed Settlement.

As set in **Table I**, the balance consideration of Rmb66.27 million (equivalent to approximately RM30.42 million) will be settled over a period of five (5) years and it was agreed that Tri-Ring will provide the following security to ensure the payment of the balance consideration:-

(i) Land use right located at No. 818, Lin Jiang Road, Qingshan, Wuhan, People's Republic of China ("PRC"). Further details of the property is set out in **Table II**;

(ii) Land use right located at No 3, Wudang Road, Shiyan City, Hubei, PRC. Further details of the property is set out in **Table II**; and

(iii) Shares held in Hubei Tri-Ring Co., Ltd. ("Hubei Tri-Ring").
On 31 July 2002, ATE and Tri-Ring entered into a separate agreement for the provision by Tri-Ring of 23 million shares in Hubei Tri-Ring, held by Tri-Ring, valued at Rmb70.84 million (equivalent to approximately RM32.52 million) or Rmb3.08 (equivalent to approximately RM1.41) per share based on the NTA of Hubei Tri-Ring as at 31 December 2001 as a contract bond for the payment of the balance consideration ("Security Agreement"). Further details of Hubei Tri-Ring is set out in Section 4 below.

2.4 Other Salient Terms of the Agreement

The other salient terms and conditions of the Agreement are as follows:-

(i) WFI shall confirm the share transfer between ATE and Tri-Ring and the changes of classification of Wuhan Fortune, and waive the priority right to buy the said shares.

(ii) WFI agrees to return to Wuhan Fortune the property certificates related to Wuhan Fortune.

(iii) ATE agrees, within ten (10) days of the effective date of the Agreement, to relieve all guarantees (if any) over the Inter-company Advances, save and except for the existing guarantee on the land and property owned by Wuhan Fortune at No. 818, Lin Jiang Road, Qingshan, Wuhan, PRC.

(iv) ATE has the right to terminate the Agreement by giving prior notice to Tri-Ring should the following events occur:-

(a) the performance of the transfer under the Agreement is affected due to force majeure; and

(b) Tri-Ring breaches the Agreement and the purpose of the Agreement cannot be realised.

The termination of the Agreement, however, shall not affect ATE's right to claim damages from Tri-Ring.

(v) Tri-Ring also has the right to terminate the performance of the Agreement by giving prior notice to ATE should the following events occur:-

(a) the performance of the transfer under the Agreement is affected due to force majeure; and

(b) ATE breaches the Agreement and the purpose of the Agreement cannot be realised.

The termination of the Agreement, however, shall not affect Tri-Ring's right to claim

damages from the default party.

(vi) In the event, Tri-Ring delays its first payment commitment after the seven (7) days period of the payment date, it will have to pay ATE damages of 0.04% per day on the first payment. In the event of a delay exceeding 15 days, ATE shall have the right to terminate the Agreement and claim damages of 10% on the first payment.

(vii) In the event, Tri-Ring fails to pay the balance consideration according to the agreed mode of payment and time frame, ATE will have the right to withdraw the share and creditors' rights that has been transferred to Tri-Ring and also retain the transfer consideration paid by Tri-Ring, or sell the securities provided by Tri-Ring to compensate the loss and make up the shortfall.

(viii) Within one (1) year from the effective date of the Agreement, should either the condition of the properties of Wuhan Fortune differ from the audited report confirmed by ATE and WFI, or should there be any undisclosed contingent liabilities occurring, leading to losses of more than Rmb2million (equivalent to approximately RM918,200); Tri-Ring, upon confirmation from ATE and WFI, may claim for compensation from ATE and WFI. If Tri-Ring fails to obtain confirmation from ATE and WFI, Tri-Ring will have the right to claim from ATE and WFI, depending on their responsibilities whereby ATE will be responsible for the losses incurred, resulted by ATE between 1 July 2000 and the date of the handover, while WFI shall be responsible for losses incurred as a result of the undisclosed contingent liabilities.

(ix) The law of the PRC is applicable for the settlement of any legal disputes.

(x) Any disputes arising from the Agreement should be rendered by each party to arbitration commissions subordinated by the China International Economic and Trade Arbitration Commission, Beijing.

3. INFORMATION ON WUHAN FORTUNE

Wuhan Fortune was established and registered in the PRC on 19 September 1994 as an equity joint venture company. As at 31 December 2001, it has a registered capital of USD12,000,000 (equivalent to approximately RM45,600,000). The joint venture partners are ATE and WFI, a company incorporated in the PRC.

Wuhan Fortune planned to operate an automotive vehicles and parts manufacturing and marketing business in Wuhan Economic Development Zone, Wuhan, Hubei, PRC. The product range includes buses, trucks, special purpose modified vehicles for airports and 'Renault' based models. The production assets are presently lying idle.

The audited financial results of Wuhan Fortune for the past five (5) financial years ended 30 June 2001 are set out in **Table III** below.

The original cost and date of investment of Wuhan Fortune by ATE are USD6 million and 3 February 1996 respectively.

4. INFORMATION ON TRI-RING AND HUBEI TRI-RING

Tri-Ring was incorporated on 2 June 1993 in the PRC under the name of Hubei Machinery Group Co. as a state-owned enterprise and assumed its present name in July 1998. It has a registered capital of Rmb205.81 million (equivalent to approximately RM94.49 million). The company is the major shareholder of Hubei Tri-Ring.

Tri-Ring's principal activities are manufacturing special automobiles and automobile spare parts, forging and pressing machine tools, nodular graphite cast pipe, mini-special motors, magnetic strip card, identity card, terminal machines and tools and other products.

Hubei Tri-Ring is listed on the Shenzhen Stock Exchange in the PRC and its present paid-up capital is Rmb259,443,360 (equivalent to approximately RM119.1 million) comprising 259,443,360 shares.

The principal activities of Hubei Tri-Ring includes the remodeling of vehicles and manufacturing of auto-parts and industrial machinery. The company's products includes special purpose vehicles, auto air valves, auto clutches, auto axles, forging machines, and other related products.

Tri-Ring holds 103,857,600 shares, representing approximately 44.03% equity interest in Hubei Tri-Ring. Pursuant to the Security Agreement, Tri-Ring will charge 23 million Hubei Tri-Ring shares, as security for the deferred payments of the balance consideration.

Based on the audited financial statements as at 31 December 2001, the NTA of Hubei Tri-Ring is Rmb795.44 million (equivalent to approximately RM364.88 million) or Rmb3.08 (equivalent to approximately RM1.41) per share. Hubei Tri-Ring recorded an audited profit after tax and minority interest of Rmb48.28 million (equivalent to approximately RM22.17 million) for the financial year ended 31 December 2001.

For information purpose, the closing price of Hubei Tri-Ring shares as at 30 July 2002, the latest practicable date prior to the date of the Security Agreement is Rmb7.90 per share (equivalent to approximately RM3.63). *(Source: Bloomberg)*

5. RATIONALE FOR THE PROPOSALS

The Proposals are in line with the AMB Group's proposed corporate and debt restructuring scheme as announced on 5 July 2000, 8 October 2001 and 26 March 2002 to rationalise the financial position of the AMB Group and to streamline its core businesses by divesting its non-core and peripheral assets and businesses ("Proposed GWRS").

Wuhan Fortune has been identified as one of the non-core and peripheral assets for divestment and the Proposals will result in a total cash inflow to the AMB Group of Rmb94,664,894 (equivalent to approximately RM43.46 million) over the next five (5) years to 2007, which will be utilised for the repayment of bank borrowings, as and when received, and to defray the estimated expenses for the Proposals of approximately RM350,000. Based on the average interest rate of approximately 8% per annum, the part repayment of bank borrowings would result in interest savings of approximately RM1.04 million from the first payment and RM0.48 million for each of the deferred payment for subsequent years up to year 2007.

6. EFFECTS OF THE PROPOSALS

The effects of the Proposals are as follows:-

6.1 Share Capital and Shareholding Structure

The Proposals will not have any effect on the issued and paid-up share capital and shareholding structure of AMB as it does not involve the issuance of new AMB shares.

6.2 Earnings

Barring unforeseen circumstances and based on the assumption that the Proposals are completed by 30 November 2002, the Proposals would result in an estimated gain on disposal of RM12.2 million (which includes an interest saving of RM1.0 million) to the AMB Group for the financial year ending 30 June 2003.

The gain of RM12.2 million was arrived at after taking into account the provision for diminution in assets value made in the financial year ended 30 June 2002, the share of the losses of Wuhan Fortune subsequent to the financial year ended 30 June 2002 and exchange gains.

6.3 NTA

For illustrative purposes only and based on AMB's audited consolidated balance sheet as at 30 June 2001 and assuming the Proposals are effected as at 30 June 2001, the consolidated NTA of AMB is expected to decrease by RM50.8 million or RM0.34 per share as a result of the estimated losses arising from the Proposals.

7. CONDITIONS TO THE PROPOSALS

The Proposals are conditional upon the following:-

(i) approval of Board of Directors of AMB, which was obtained on 1 August 2002;

(ii) approval of the shareholders of AMB;

(iii) approval of the Securities Commission, Malaysia;

(iv) approval of the Commission of Foreign Trade and Economic Cooperation, PRC;

(v) any other relevant authorities , if required.

The Proposals are inter-conditional.

8. COMPLIANCE WITH THE SC GUIDELINES

The Proposals are in compliance with the SC's Policies and Guidelines on Issue/Offer of Securities.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the other Directors or major shareholders of AMB, or any persons connected with the Directors or major shareholders of AMB has any interest, direct or indirect, in the Proposals.

10. ADVISERS

The Board has appointed OSK as the adviser for the Proposals.

11. STATEMENT BY THE BOARD OF DIRECTORS

The Directors, after careful deliberation, are of the opinion that the Proposals are in the best interest of AMB and that the terms of the Proposals are fair and reasonable.

12. APPLICATION TO THE RELEVANT AUTHORITIES

Application to the relevant authorities for the Proposals shall be made within three (3) months from the date of this announcement.

13. ESTIMATED TIME FRAME FOR COMPLETION

The Proposals are estimated to complete by 30 November 2002.

14. DOCUMENTS FOR INSPECTION

The Agreement and Security Agreement are available for inspection at Level 46, Menara Citibank, Jalan Ampang, 50450 Kuala Lumpur on Mondays to Fridays (except on Public Holiday) between 9.00 am to 5.00 pm.

This announcement is dated 5 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I - Details of settlement for inter-company advances to Wuhan Fortune

	Rmb
Within 7 working days upon signing of the Agreement	28,399,468
Before 15 August 2003	13,253,085
Before 15 August 2004	13,253,085
Before 15 August 2005	13,253,085
Before 15 August 2006	13,253,085
Before 15 August 2007	13,253,085
TOTAL	**94,664,893**
RM equivalent	43,460,652

Table II - Details of land use rights provided as security by Tri-Ring

Registered Owner	Location	Land area (square metres)	Land Usage	Land Tenure (Years)	NBV as at 31.12.2001 (Rmb 'million)
WFI [*1]	No. 818, Lin Jiang Rd, Qingshan, Wuhan, PRC	58,404.94 [*2]	Industrial	19.09.1994 to 19.09.2044 (50 years)	60.31
Tri-Ring	No. 3, Wudang Road, Shiyan City, Hubei, PRC	32,597.50	Industrial	03.11.1999 to 02.11.2047 (50 years)	16.00

Notes:-

*1 *The registered owner of the Land Use Right in Qingshan is WFI and upon the signing of the Agreement, it will be transferred to Wuhan Fortune.*

*2 *On 25 December 1999, one (1) unit of the total 43 units of houses constructed on the said land have been pledged, by Wuhan Fortune, to the China Industrial and Commercial Bank as security for a loan amounting to Rmb1.4 million (equivalent to approximately RM0.64 million). Hence, only the balance 42 units of houses, with a total build-up area of 22,247.53 square metres is used as security for the deferred payments.*

Table III - Financial results of Wuhan Fortune for the past five (5) financial years ended 31 December 2001

	------------ Financial Year Ended 31 December ------------				
	1997 Rmb	**1998 Rmb**	**1999 Rmb**	**2000 Rmb**	**2001 Rmb**
Revenue	5,663,668	3,948,869	2,753,474	5,116,797	2,885,744
Profit / (loss) before taxation	(118,600)	(161,857)	(126,642)	(6,385,346)	3,220,647
Taxation	-	-	-	-	-
Profit / (loss) after taxation	(118,600)	(161,857)	(126,642)	(6,385,346)	3,220,647
Registered capital (USD)	12,000,000	12,000,000	12,000,000	12,000,000	12,000,000
Shareholders' funds	98,913,819	98,751,962	98,625,320	92,237,068	95,457,715
Total borrowings*	149,378,090	171,349,217	216,261,567	238,520,540	267,993,231
Net tangible assets	90,000,183	84,991,464	83,571,372	74,216,741	75,299,925

Note:-

* *Comprise net inter-company advances*